                      WILSON SONSINI GOODRICH & ROSATI
                          PROFESSIONAL CORPORATION

                             650 PAGE MILL ROAD
                      PALO ALTO, CALIFORNIA 94304-1050
                TELEPHONE 415-493-9300 FACSIMILE 415-493-6811
                               WWW.WSGR.COM                    JOHN ARNOT WILSON
                                                                    RETIRED

                              November 15, 1996

VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attn:  Mr. James Daly, Assistant Director

        RE:     NAVIGATION TECHNOLOGIES CORPORATION
                WITHDRAWAL OF REGISTRATION STATEMENT ON FORM S-1

Dear Mr. Daly:

        On behalf of Navigation Technologies Corporation (the "COMPANY"), we hereby withdraw the Registration Statement on Form S-1 (Registration No. 333-08409) (the "Registration Statement") initially filed with the Securities and Exchange Commission on July 19, 1996. The Registration Statement is being withdrawn for marketing reasons related to the initial public offering, and the Company does not intend to proceed with an initial public offering at this time.

        Please call me or Craig Norris of this office at (415) 493-9300 if you have any questions or require additional information.

                                        Very truly yours,

                                        WILSON SONSINI GOODRICH & ROSATI
                                        Professional Corporation

                                        /s/ Randy Lewis
                                        ---------------------------------
                                            Randy Lewis



cc:     Julie Brimmer
        Donna M. Petkanics, Esq.
        Craig Norris, Esq.